Exhibit 99.1

KIDOZ Inc.

220 - 1685 West 4th Avenue

Vancouver BC V6J 1L8

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces Record Full Year 2022 Financial Results with Total Revenue of $15,097,056

Vancouver, B.C. Canada, April 19, 2023 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market leading Kidoz Contextual Ad Network (www.kidoz.net); and the Kidoz Publisher SDK, announced today its audited financial results for the year ended December 31, 2022. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Financial highlights from fiscal 2022 include:

●	Total Revenue of $15,097,056 an increase of 21% over fiscal 2021 Total Revenue of $12,484,639
●	Direct Ad Tech Advertising Revenue of $14,425,918 an increase of 18% over Direct Ad Tech Advertising Revenue of $12,194,518 for fiscal 2021.
●	Programmatic Ad Tech Advertising Revenue of $361,394, an increase of 518% over Programmatic Advertising Revenue of $58,507 for fiscal 2021.
●	Sales and Marketing expenditure of $1,039,713, an increase of 62% from $641,393 in fiscal 2021
●	Non-Capitalized R&D expenditures of $2,496,877, an increase of 49% from $1,678,848 in fiscal 2021.
●	Net loss after tax of ($1,347,113), compared to a net loss after tax ($190,321) in fiscal 2021.
●	Adjusted EBITDA of ($231,395) compared to Adjusted EBITDA of $1,507,951 in fiscal 2021.
●	Cash of $2,363,530 and working capital of $4,147,176 as at December 31, 2022, compared to cash of $2,078,607 and working capital of $4,536,852 as at December 31, 2021.
●	Free Cash Flow as at December 31, 2022, of $433,745 compared to Free Cash Flow of $851,533 as at December 31, 2021.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or the www.sedar.com website.

“Kidoz is the market leader in safe mobile media and our investments into our technology and sales teams continue to deliver results,” stated Jason Williams, Kidoz CEO. “2022 was executed as we planned, building a business and technology platform that will complement and compete with the global leaders in advertising technology. We outperformed the Ad Tech market in 2022 by securing strong growth in a weak market and maintaining positive free cash flow. Management has identified continued weakness in the global advertising market and has begun 2023 prudently as we expect lower revenues in the first half of the year when compared to 2022. However, Kidoz’s reputation with leading advertisers is strong and we are building channels to larger deals than we have ever received in the past. We expect the full year 2023 to continue our rate of growth.”

“In addition to Kidoz, we have launched Prado to complete our media offering. Prado is a fully owned division of Kidoz that is targeting the family segment of advertisers who are trying to reach markets over the age of 13 including teens and parents. The Kidoz team has high expectations for Prado as the advertising market in this segment is over 100 times larger than the market for advertising to children. However, with a larger market comes increased competition and the Prado commercial team needs time to position itself in the market and build trust and relationships. We have the knowledge that our technology for delivering high performance in-app media is strong and believe that it is only a matter of time before Prado’s market position is secure and our revenue growth is enhanced.”

“The Kidoz and Prado businesses are built upon an increasingly powerful technology base that is sold in over 60 countries by an experienced and engaged network of experienced agencies. Our management’s expectations are high despite weakness in the overall market, and we believe we will continue to deliver exceptional financial results.”

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in the last Quarterly Form 10-Q, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	2022	2021	2020
(Loss) Income for the year	$(1,347,113)	$(190,321)	$103,971

Depreciation and amortization	557,267	565,540	564,628
Stock awareness program	36,191	316,237	-
Stock-based compensation	696,248	660,266	158,883
Gain on derivative liability – warrants	(23,314)	(60,207)	-
Interest and other income	(185)	(241)	(1,003)
Income tax (recovery) expense	(150,489)	216,677	(55,243)

Adjusted EBITDA	$(231,395)	$1,507,951	$771,236

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) owns the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Disney, Hasbro, Lego and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz Programmatic network have become essential products in the digital advertising ecosystem.

The Prado (www.prado.co) technology provides a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163